Exhibit 99.3

Financial Statements and Directors’ Report

30 June 2005

1

Directors’ Report

Your directors present their report on the company for the year ended 30 June 2005.

Directors

The following persons were directors of the company during the whole of the year and up to the date of this report:

Denis Hanley

Brett Charlton

Carmel (Carrie) Hillyard

Charles Kiefel

Malcolm McComas

Alan Robertson

Brigitte Smith

Principal activities

During the year the principal continuing activities of the company consisted of the research, development and commercialisation of therapeutic products to improve the clinical management of chronic respiratory and autoimmune diseases.

Dividends

No dividends were paid during the year and the directors have not recommended the payment of a dividend.

Review of operations

Overview

Major milestones achieved during the year include:

•	The company completed a 646 patient Phase III clinical trial of Aridol in asthma. As a result, the company submitted regulatory approval documents to the Australian Therapeutic Goods Administration (TGA) in January 2005 and to the Swedish Medicinal Products Agency as its access point for European Union registration, in May 2005. The company has subsequently submitted and received approval for an Investigational New Drug (IND) application filed with the US FDA in order to conduct a Phase III clinical trial of Aridol in the USA. The IND includes authorisation to conduct clinical trials of Bronchitol. Results of the Phase III Aridol clinical trial were presented at the 2005 annual meetings of both the American Academy of Allergy Asthma and Immunology, and the Thoracic Society of Australia and New Zealand.

•	Commencement of an independent UK clinical study by general practitioners of Aridol in the management of asthma.

•	The company completed a Phase II clinical trial of Bronchitol in patients with Bronchiectasis. The primary end point of quality of life was achieved and the company is now proceeding to pivotal Phase III clinical trials. The interim results from the clinical trial were presented at the European Respiratory Society’s 2004 meeting in Glasgow. In May 2005, the Australian TGA approved several requests to supply Bronchitol to patients with Bronchiectasis who participated in the trial under the Special Access Scheme.

•	The company achieved the 50 patient recruitment target for its Australian Phase II clinical trial of Bronchitol in patients with cystic fibrosis, in April 2005. Earlier in the year the company received approval from the UK Medicines and Healthcare Products Regulatory Agency to commence its UK Phase II clinical trial of Bronchitol in patients with cystic fibrosis. This study is being run by Imperial College and compares the effects of Bronchitol with the market leading drug.

•	The US FDA granted orphan drug designation to Bronchitol for use in bronchiectasis.

•	The company raised approximately $20 million in a placement to institutions and sophisticated investors together with a share purchase plan. Approximately fifty percent of Pharmaxis shareholders took part in the share purchase plan. The funds replenished outlays during 2004 and provided additional funding for a Phase III clinical trial of Bronchitol in Bronchiectasis.

•	The company established a Level One American Depositary Receipt program to facilitate the purchase of Pharmaxis shares by US investors.

•	A tripling of manufacturing capacity at the company’s Frenchs Forest facilities was completed on time and on budget.

•	The company extended the intellectual property protection for its autoimmune disease research with the grant of a patent by the US Patent and Trademark Office for a potential new treatment for multiple sclerosis.

•	The senior management team was enhanced with the appointment of Dr Ian McDonald as Chief Technical Officer.

2 Pharmaxis Financial Statements: 2005

Directors’ Report

Financial Highlights

	30 June 2005 $	30 June 2004 $
Revenue
Grant income	1,171,762	1,104,616
Interest	1,701,878	1,075,380
Other income	500	48,002

	2,874,140	2,227,998

Expenses
Research & development	(9,154,524)	(6,047,014)
Commercial	(847,091)	—
Administration	(3,104,882)	(2,181,653)

Net loss	(10,232,357)	(6,000,669)

Cash and bank accepted commercial bills	33,389,423	25,217,023
Net assets	35,568,726	26,780,231

Grant income:

Grant income in 2005 derives primarily from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. The grant is payable based on underlying expenditure on the research project, which has been at consistent levels in 2005 and 2004. The grant runs until 31 December 2005.

Interest:

The increase in interest income is attributable to the greater level of funds invested during fiscal 2005. The company started the current fiscal year with $25.2 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from the share placement and share purchase plan. By contrast, the company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills to which was added $22.9 million from the initial public offering in November 2003.

Research & development expenses:

Research & development expenses increased by approximately $3.1 million in 2005 compared to 2004. There are four components to the research & development expenses:

1.	The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 9 percent of our total research and development expenditure in the current year. The research unit is focused on autoimmune diseases. The level of expenditure in fiscal 2005 for this research unit has increased by approximately 8 percent compared to fiscal 2004.

2.	The preclinical development group located at our Frenchs Forest facility accounted for approximately 16 percent of our total research and development expenditure in the current year and increased by approximately 7 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25/64 and PXS2076). Approximately 75 percent of expenditure in the current year related to the Aridol and Bronchitol studies, compared to approximately 48 percent in 2004.

3.	The clinical group located at our Frenchs Forest Facility accounted for approximately 50 percent of our total research and development expenditure in the current year and increased by approximately 82 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the number of clinical trials ongoing during the fiscal 2005. There were three trials ongoing during the year, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 66 percent of the increase in overall research & development expenditure during the current year.

3

Directors’ Report

4.	Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in the current year and increased by approximately 65 percent compared to the prior comparable period, reflecting manufacturing performance/yield innovation, increased capacity and product stability studies required to support registration applications. This area of expenditure accounted for approximately 30 percent of the increase in overall research & development expenditure during the current year.

Commercial expenses:

The commercial group is preparing for the launch of Aridol in Australia and Europe.

Administration expenses:

Administration expenses include accounting, administration, office and public company costs. Administration expenses for the current year were $3.1 million, an increase of 42 percent over the prior comparable period. The current period expenses include public company costs not previously incurred, such as the annual report as well as a full twelve months of public company costs such as ASX and share registry costs which were only present for seven months in the prior comparable period. However the large increase in administration expenses is mainly attributable to cost incurred in preparing the US SEC filings necessary for the company to apply for a NASDAQ listing.

Significant changes in the state of affairs

The share placement and share purchase plan in November and December 2004 increased cash funds of the company by $19.0 million after deducting associated expenses. The issue of shares subsequent to the exercise of employee options contributed $62,500. Together with pre-existing funds the company ended the year with $33.4 million in cash and bank accepted commercial bills.

The upgrading of the Frenchs Forest manufacturing facility and subsequent tripling of its current production capacity commenced during the period. Additional laboratory equipment to permit higher QC capacity and the in-sourcing of additional QC procedures accounted for the majority of other expenditure on plant and equipment.

Matters subsequent to the end of the financial year

On 20 July 2005 the company announced that the United States Food and Drug Administration had expanded the orphan drug designation for the company’s product Bronchitol to include the indication of facilitating mucus clearance in patients with cystic fibrosis.

On 21 July 2005 the company announced it had received approval from Canada Health to commence its Phase II dose ranging clinical trial of Bronchitol in cystic fibrosis.

On 5 August 2005 the company announced that, subsequent to a review of employee and director performance for the year ended 30 June 2005, the directors had resolved to grant 954,500 options under the Pharmaxis Employee Option Plan. The exercise price was calculated at $1.79. Shareholder approval will be sought at the 2005 Annual Meeting for the grant of 335,000 of these options that are proposed to be granted to executive and independent directors.

On 23 August 2005 the company announced that it had listed on the United States NASDAQ National Market.

On 24 August 2005 the company advised the Australian Stock Exchange that 20,000 options granted under the Pharmaxis Employee Option Plan had lapsed consequent to an employee resignation.

Except for these items, no matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a) the company’s operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the company’s state of affairs in future financial years.

Likely developments and expected results of operations

Likely developments in the operations of the company that were not finalised at the date of this report included the completion of the Australian Phase II clinical trial in cystic fibrosis which is expected to report during the September quarter. Additional comments on expected results of certain of the operations of the company are included in this report under the review of operations.

Further information on likely developments in the operations of the company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

4	Pharmaxis Financial Statements: 2005

Directors’ Report

Environmental regulation

The company is subject to environmental regulation in respect of its manufacturing activities including the Clean Air Act 1961, Clean Waters Act 1970, Pollution Control Act 1970, Noise Control Act 1975 and Waste Minimisation & Management Act 1995. However, the company is not presently required to hold any licences for its current scale of manufacturing operations. The company expects to apply for water discharge licences as it expands its manufacturing capacity.

The company holds a licence to manufacture goods for clinical trials from the TGA and is preparing to apply for an amendment to this licence to manufacture goods for commercial sale.

Information on directors

Director	Experience and other public company directorships	Special responsibilities	Particulars of directors’ interests in shares and options of Pharmaxis Ltd
			Ordinary shares		Options
Chairman – non-executive

Denis M Hanley MBA, FCPA, FAICD	Independent non-executive Chairman for four years. Age 58. Extensive experience in developing and commercialising new Australian technology including 14 years as CEO of Memtec Ltd which grew from a small enterprise to a successful NYSE-listed global business with 1,800 employees, multiple technology platforms and a market capitalisation of $600 million. Prior to his Memtec experience, Denis worked for the international medical company Baxter Inc, both in the US and also as their Australian managing director.	Chairman Chairman of Remuneration and Nomination Committee Member of Audit Committee	717,997		1,040,000

Executive directors

Alan D Robertson BSc, PhD	Managing Director and CEO for five years. Age 49. More than 20 years experience in drug discovery and development with leading pharmaceutical companies, during which time his team developed a new migraine therapeutic now known as Zomig, marketed worldwide by Astra Zeneca. Subsequent experience was with the Faulding Group as New Product Development Manager, Amrad Ltd as Head of Drug Development and more recently assisting early-stage pharmaceutical companies in their start-up and development, including Promics Pty Ltd and Kinacia Pty Ltd.	Managing Director and Chief Executive Officer	—		2,080,000

Brett Charlton MBBS, PhD, MAICD	Medical Director for seven years. Age 49. Co-founder of Pharmaxis Ltd. Medical researcher and specialist, particularly in the areas of autoimmune disease and diabetes. Clinical trials management experience for over 15 years. Has held positions with the Walter and Eliza Hall Institute, Royal Melbourne Hospital, Baxter Centre for Medical Research, Stanford University and the John Curtin School of Medical Research.	Medical Director	20,000		1,600,000

Non-executive directors

Brigitte H Smith B.Chem Eng, MBA, MALD	Non-executive director for five years. Age 38. A venture capital investor and managing director of GBS Venture Partners; sits on the board of five GBS Venture Partners portfolio companies. Previous strategic management experience with Bain & Company, Motorola and Molten Metal Technology.	Member of Remuneration and Nomination Committee	(a	)	—

5

Directors’ Report

Information on directors (cont’d)

Director	Experience and other public company directorships	Special responsibilities	Particulars of directors’ interests in shares and options of Pharmaxis Ltd
			Ordinary shares		Options
Non-executive directors

Carrie J Hillyard BSc, PhD, FTSE	Non-executive director for three years. Age 56. A venture capital investor and partner at CM Capital Investments with responsibility for the life science practice. More than 20 years experience in medical research and commercialisation including eight years as Director of Research & Development for AGEN Biomedical Ltd and three years as a member of the Federal Industry Research and Development Board.	Member of Remuneration and Nomination Committee	(b	)	—

Charles PH Kiefel BCom, FCA, FAICD	Non-executive director for two years. Age 50. More than 20 years experience in the financial and investment banking sector including Managing Director of Corporate Finance at ANZ Investment Bank, Director of Corporate Finance at Ord Minnett and also with Lazard Brothers & Co. Ltd (London) and Lazard Frere (New York).	Chairman of Audit Committee	200,000		200,000

Malcolm J McComas BEc, LLB, FSIA, AICD	Non-executive director for two years. Age 50. More than 20 years investment banking experience and five years legal experience. From 1999 until 2004 was a director of Grant Samuel, and is now a consultant to Grant Samuel, the corporate advisory, property services and funds management group. Prior to that a managing director of Salomon Smith Barney. Mr McComas is currently non-executive chairman of Sunshine Heart Inc, and was formerly a non-executive director of Ion Ltd.	Member of Audit Committee	100,000		200,000

(a)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 16,040,200 shares at 30 June 2005. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 8,384,800 shares at 30 June 2005.

(b)	CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2005.

Company secretary

The company secretary is Mr David M McGarvey, CA, who was appointed to the position of company secretary in 2002. Before joining Pharmaxis Ltd he held similar positions with both listed and unlisted companies, including Memtec Limited, which was listed on the Australian Stock Exchange, NASDAQ and subsequently the New York Stock Exchange.

6	Pharmaxis Financial Statements: 2005

Directors’ Report

Meetings of directors

The number of meetings of the company’s board of directors and of each board committee held during the year ended 30 June 2005, and the number of meetings attended by each director were:

			Meetings of Committees
	Board Meetings		Audit		Remuneration & Nomination
	A	B	A	B	A	B
DM Hanley	15	15	5	5	4	4
AD Robertson	15	15	—	—	—	—
B Charlton	15	14	—	—	—	—
CJ Hillyard	15	15	—	—	4	4
CPH Kiefel	15	14	5	5	—	—
MJ McComas	15	15	5	4	—	—
BH Smith	15	13	—	—	4	4

A = Number of meetings held during the time the director held office or was a member of the committee during the year

B = Number of meetings attended

Retirement, election and continuation in office of directors

The following directors are retiring in accordance with the company’s constitution and, being eligible, offer themselves for re-election.

•	CJ Hillyard

•	CPH Kiefel

•	MJ McComas

Remuneration report

Principles used to determine the nature and amount of remuneration

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company’s business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Variable cash incentives and the vesting of options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company’s annual business plan. At this stage of the company’s development, shareholder wealth is enhanced by the achievement of milestones in the development of the company’s products, within a framework of prudent financial management. The company’s earnings have therefore not been a significant component of enhancing shareholder wealth during 2005 and therefore do not form a measure of executive performance. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full Board each year. Annual performance of each executive is assessed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

7

Directors’ Report

Non-executive directors

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

•	a base fee, currently $55,375 for the chairman and $27,156 for other non-executive directors

•	an additional flat annual fee for non-executive directors serving on committees, currently $5,000

•	statutory superannuation for the independent non executive directors, currently 9%

•	options under the Pharmaxis Ltd Employee Option Plan. Options vest over a period of approximately four years from grant date. Note: options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company.

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total.

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

•	a base salary paid in cash or packaged at the executive’s discretion within FBT guidelines as a total cost package

•	statutory superannuation up to 9%

•	a variable cash incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee. Individual performance targets are set by reference to the components of the company’s annual business plan for which the individual executive is responsible

•	options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2003. Sign-on options were granted to DM McGarvey in 2003, JF Crapper and GJ Phillips in 2004 and IA McDonald in 2005. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy and with three months notice without cause. No additional payments apply on termination.

Pharmaxis Ltd Employee Option Plan

Information on the Pharmaxis Ltd Employee Option Plan is set out in note 20 to the financial statements.

Details of remuneration

Details of the remuneration of each director of Pharmaxis Ltd and each of the five officers of the company receiving the highest emoluments for the year ended 30 June 2005 are set out in the following table:

8	Pharmaxis Financial Statements: 2005

Directors’ Report

Directors of Pharmaxis Ltd

2005	Primary			Equity
Name	Cash salary and fees $	Cash incentive $	Super- annuation $	Options $	Total $
Denis Michael Hanley	57,500	—	5,175	13,209	75,884
Alan Duncan Robertson	194,750	68,000	15,750	31,702	310,202
Brett Charlton	160,750	36,000	11,700	15,851	224,301
Brigitte Helen Smith	30,625	—	—	—	30,625
Charles Peter Hunt Kiefel	30,625	—	2,756	8,634	42,015
Carmel Judith Hillyard	30,625	—	—	—	30,625
Malcolm John McComas	30,625	—	2,756	9,135	42,516

Total	535,500	104,000	38,137	78,531	756,168

Specified executives of the company

2005	Primary			Equity
Name	Cash salary and fees $	Cash incentive $	Super- annuation $	Options $	Total $
William Butler Cowden	139,913	20,000	11,700	15,851	187,464
John Francis Crapper	182,963	22,500	15,300	21,853	242,616
Ian Alexander McDonald	42,628	—	3,837	10,187	56,652
David Morris McGarvey	193,722	40,000	16,200	15,851	265,773
Gary Jonathan Phillips	189,625	36,000	16,650	41,413	283,688

Total	748,851	118,500	63,687	105,155	1,036,193

Options are granted to directors and executives under the Pharmaxis Ltd Employee Option Plan, details of which are set out in note 20 to the financial statements.

Cash bonuses and options

For each variable cash incentive included in the above tables, the percentage of the available variable cash incentive that was paid in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonuses are payable in future years.

	Variable cash incentive		Options granted in current year
	Paid %	Forfeited %	Vested %	Forfeited %
Alan Duncan Robertson	85	15	—	—
Brett Charlton	90	10	—	—
William Butler Cowden	50	50	—	—
John Francis Crapper	90	10	—	—
Ian Alexander McDonald	n/a	n/a	0	0
David Morris McGarvey	100	0	—	—
Gary Jonathan Phillips	90	10	—	—

9

Directors’ Report

As detailed above, options typically vest over a four-year time frame and for options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The Committee has determined that performance targets set by the Committee in relation to options vesting at 30 June 2005, have been achieved by all executives.

Service agreements

Details of service agreements are set out in note 16 to the financial statements.

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are set out in note 16 to the financial statements.

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided as remuneration to each director of Pharmaxis Ltd and each of the five specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 20 to the financial statements.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd
Nil	—	—
Specified executives of the company
Ian Alexander McDonald	200,000	—

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares issued on exercise of remuneration options

Nil

10	Pharmaxis Financial Statements: 2005

Directors’ Report

Shares under option

Unissued ordinary shares of Pharmaxis Ltd under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares	Number under option
1 December 1999	30 November 2009	$0.1250	2,400,000
1 July 2000	30 June 2010	$0.1250	160,000
1 September 2001	30 August 2011	$0.3125	640,000
2 December 2001	30 November 2011	$0.1250	160,000
12 May 2003	30 June 2012	$0.3125	4,508,000
12 May 2003	30 November 2012	$0.3125	480,000
12 May 2003	30 April 2013	$0.3125	216,000
1 July 2003	30 June 2013	$0.3125	960,000
4 July 2003	3 July 2013	$0.3125	200,000
9 December 2003	30 November 2013	$0.3760	500,000
25 April 2004	24 April 2014	$0.5080	30,000
4 June 2004	3 June 2014	$0.4260	15,000
2 February 2005	1 February 2015	$0.8340	255,000
12 May 2005	11 May 2015	$1.1470	330,000
5 August 2005	4 August 2015	$1.7900	619,500	*

			11,473,500

*	Shareholder approval will be sought at the 2005 Annual General Meeting for the grant of 335,000 options with an exercise price of $1.79 to executive and independent directors.

No option holder has any right under the options to participate in any other share issue of the company or of any other entity.

Shares issued on the exercise of options

The following ordinary shares of Pharmaxis Ltd were issued during the year ended 30 June 2005 on the exercise of options granted under the Pharmaxis Ltd Employee Option Plan. No amounts are unpaid on any of the shares. On 5 August 2005, the company issued 40,000 shares at $0.3125 each upon the exercise of options granted under the Pharmaxis Employee Option Plan on 12 May 2003.

Date options granted	Issue price of shares	Number of shares issued
1 July 2000	$0.1250	224,000
1 January 2001	$0.1250	96,000
12 May 2003	$0.3125	72,000

		392,000

Further details relating to options as required by section 300A(1)(e)(ii)-(vi) of the Corporations Act 2001 are set out on page 12.

11

Directors’ Report

	Remuneration consisting of options(1)	Value at grant date(2) $	Value at exercise date(2) $	Value at lapse date(2) $	Total $
Denis Michael Hanley	17.4%	—	—	—	—
Alan Duncan Robertson	10.2%	—	—	—	—
Brett Charlton	7.1%	—	—	—	—
Brigitte Helen Smith	—	—	—	—	—
Charles Peter Hunt Kiefel	20.5%	—	—	—	—
Carmel Judith Hillyard	—	—	—	—	—
Malcolm John McComas	21.5%	—	—	—	—
William Butler Cowden	8.5%	—	—	—	—
John Francis Crapper	9.0%	—	—	—	—
Ian Alexander McDonald	18.0%	124,560	—	—	124,560
David Morris McGarvey	6.0%	—	—	—	—
Gary Jonathan Phillips	14.6%	—	—	—	—

(1)	Calculated by reference to the remuneration tables above. Option expense is the amortisation of the value of options issued in current and prior years.

(2)	Relates only to options granted, exercised or lapsed in the current year.

Loans to directors and executives

Nil

Insurance of officers

During the financial year, Pharmaxis Ltd paid a premium of $81,367 to insure the directors and officers of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the company, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. Policy exclusions include: liabilities that arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company; pollution that could reasonably be known to management; and, bodily injury and property damage. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

Agreement to indemnify officers

Pharmaxis Ltd has entered into Deeds of Access, Indemnity and Insurance with each of the officers of the directors and the company secretary. Each deed provides each respective officer with the following:

•	a right to access certain board papers of the company during the period of their tenure and for a period of seven years after that tenure ends;

•	subject to the Corporations Act, an indemnity in respect of liability to persons other than the company and its related bodies corporate that they may incur while acting in their capacity as an officer of the company or a related body corporate, except where that liability involves a lack of good faith and for defending certain legal proceedings; and

•	the requirement that the company maintain appropriate directors’ and officers’ insurance for the officer.

No liability has arisen under these indemnities as at the date of this report.

12	Pharmaxis Financial Statements: 2005

Directors’ Report

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company are important.

Details of the amounts paid to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out in note 15 to the financial statements.

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the integrity and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor’s own work, acting in a management or a decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risk and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 14.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the directors.

Alan D. Robertson
Managing Director

Sydney

30th August 2005

13

Auditors’ Independence Declaration

PricewaterhouseCoopers ABN 52 780 433 757

Auditors’ Independence Declaration	Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

As lead auditor for the audit of Pharmaxis Ltd for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Pharmaxis Ltd during the period.

WHB Seaton	Sydney
Partner	30 August 2005
PricewaterhouseCoopers

Liability is limited by the Accountant’s Scheme under the Professional Standard Act 1994 (NSW)

14	Pharmaxis Financial Statements: 2005

Statement of Financial Performance

For the year ended 30 June 2005

	Notes		2005 $	2004 $
Revenue from sale of goods	2		—	—
Cost of sales			—	—

Gross profit			—	—
Other revenues from ordinary activities	2		2,874,140	2,227,998
Other expenses from ordinary activities
Research & development expenses			(9,154,524)	(6,047,014)
Commercial expenses			(847,091)	—
Administration expenses			(3,104,882)	(2,181,653)

Profit / (loss) from ordinary activities before related income tax expense			(10,232,357)	(6,000,669)
Income tax expense / (credit)	4		—	—

Net profit / (loss)	13	(d)	(10,232,357)	(6,000,669)

Earnings per share			Cents	Cents
Basic and diluted earnings / (loss) per share	23		(8.3)	(6.6)

The above statement of financial performance should be read in conjunction with the accompanying notes.

15

Statement of Financial Position

As at 30 June 2005

	Notes	2005 $	2004 $
Current Assets
Cash and bank balances	5	934,778	1,117,532
Other financial assets	6	32,454,645	24,099,491
Other	7	702,129	148,193

Total Current Assets		34,091,552	25,365,216

Non-Current Assets
Plant and equipment	8	2,477,491	1,473,888
Intangible assets	9	1,106,413	1,161,909
Other	7	261,981	260,007

Total Non-Current Assets		3,845,885	2,895,804

Total Assets		37,937,437	28,261,020

Current Liabilities
Accounts payable	10	2,286,911	1,447,810
Other liabilities	11	55,481	23,223

Total Current Liabilities		2,342,392	1,471,033

Non-Current Liabilities
Provisions	12	26,319	9,756

Total Non-Current Liabilities		26,319	9,756

Total Liabilities		2,368,711	1,480,789

Net Assets		35,568,726	26,780,231

Shareholders’ Equity
Share capital	13(a)	54,716,220	35,695,368
Accumulated losses	13(d)	(19,147,494)	(8,915,137)

Total Shareholders’ Equity		35,568,726	26,780,231

The above statement of financial position should be read in conjunction with the accompanying notes.

16	Pharmaxis Financial Statements: 2005

Statement of Cashflows

For the year ended 30 June 2005

	Notes	2005 $	2004 $
Cash Flows from Operating Activities
Research grant receipts from governments		1,097,621	871,858
Payments to suppliers and employees		(12,074,213)	(6,662,396)
Interest received		1,701,878	1,090,254
Rental income		—	48,134
Other		500	—
Tax paid		—	—

Net cash flows used in operating activities	18	(9,274,214)	(4,652,150)

Cash Flows from Investing Activities
Payment for plant and equipment	8	(1,539,987)	(360,086)
Payment for patent applications		(34,251)	(45,503)

Net cash flows used in investing activities		(1,574,238)	(405,589)

Cash Flows from Financing Activities
Issuance of shares	13	19,834,069	25,000,000
Transaction costs on share issue	13	(813,217)	(2,109,161)

Net cash flows from financing activities		19,020,852	22,890,839

Net Increase in Cash Held		8,172,400	17,833,100
Cash at the beginning of the financial year		25,217,023	7,383,923

Cash at the End of the Financial Year	18	33,389,423	25,217,023

The above statement of cash flows should be read in conjunction with the accompanying notes.

17

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) has adopted International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to International Accounting Standards Board (IASB) interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 24.

a)	Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognised as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

b)	Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

c)	Research and development costs

Research and development costs are expensed as incurred.

d)	Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

e)	Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills that are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

f)	Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortised over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

g)	Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

18	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of Significant Accounting Policies (cont’d)

h)	Employee entitlements

(i)	Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii)	Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

(iii)	Employee share options

The value of options granted under share option plans described in note 20 is not charged as an employee entitlement expense.

(iv)	Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

i)	Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised using the straight line method over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

j)	Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

k)	Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

l)	Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

m)	Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

19

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 1. Summary of Significant Accounting Policies (cont’d)

n)	Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

o)	Recoverable amount of non-current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

p)	Website costs

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

q)	Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

r)	Earnings per share

(i)	Basic earnings per share

Basic earnings per share is determined by dividing net loss after income tax by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. At present, the potential ordinary shares are anti-dilutive, and have therefore not been included in the dilutive earnings per share calculations.

20	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 2. Operating revenue

	2005 $	2004 $
Sales revenue	—	—
Interest received	1,701,878	1,075,380
Government research grant income	1,171,762	1,104,616
Rental income	—	48,002
Other	500	—

	2,874,140	2,227,998

Note 3. Operating profit / (loss)
	2005 $	2004 $
Operating loss before income tax for the year includes the following items:
Expenditure
Depreciation of plant and equipment	536,384	401,214
Amortisation of intangible assets	89,747	88,594
Rental expense of operating leases	327,164	345,517

Note 4. Income tax

	2005 $	2004 $
The prima facie tax on the operating loss differs from the income tax provided in the accounts and is reconciled as follows:
Operating profit / (loss) before income tax	(10,232,357)	(6,000,669)

Prima facie tax at 30%	(3,069,707)	(1,800,201)
Add/deduct:
Non deductible items	26,685	26,362
Amortisation of capital raising costs included in equity	(194,738)	(140,078)
Government research tax incentives	(405,694)	—
Prior period adjustment - government research tax incentives	(412,730)	—
Tax benefits not booked	4,056,184	1,913,917

Income tax expense attributable to operating results	—	—

Future income tax benefit not booked:
Tax losses	6,490,564	2,610,052
Timing differences	266,265	27,471

	6,756,829	2,637,523

The future income tax benefits will only be obtained if:

i.	The company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and

ii.	The company continues to comply with the conditions for deductibility imposed by tax legislation, and

iii.	No changes in tax legislation adversely affect the company in realising the benefit from the deductions for the losses.

21

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 5. Cash assets

	2005 $	2004 $
Cash at bank	79,302	54,453
Cash on hand	153	300
Cash on deposit	855,323	1,062,779

	934,778	1,117,532

The average interest rate on cash and bank balances is 3.6%.

Note 6. Other financial assets

	2005 $	2004 $
Bank accepted commercial bills	32,454,645	24,099,491

Bank accepted commercial bills mature in July and August 2005. The weighted average interest rate on the bank accepted commercial bills is 5.6%.

Note 7. Other assets

	2005 $	2004 $
Current
Prepayments	507,499	77,626
Government research grants receivable	106,399	—
Other	88,231	70,567

	702,129	148,193

Non-Current
Security deposits	261,981	260,007

22	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 8. Plant and equipment

	2005 $	2004 $
Plant and equipment – at cost	3,191,065	1,925,069
Less: Accumulated depreciation	(1,060,889)	(582,141)

	2,130,176	1,342,928

Leasehold improvements – at cost	165,958	152,399
Less: Accumulated depreciation	(112,185)	(64,986)

	53,773	87,413

Motor vehicles – at cost	92,022	47,408
Less: Accumulated depreciation	(14,298)	(3,861)

	77,724	43,547

Capital work in progress – at cost	215,818	—

	2,477,491	1,473,888

Reconciliation

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial year are set out below.

	Plant & equipment $	Leasehold improvements $	Motor vehicles $	Capital work in progress $	Total $
Carrying amount at 1 July 2004	1,342,928	87,413	43,547	—	1,473,888
Additions	1,265,996	13,559	44,614	215,818	1,539,987
Depreciation expense	(478,748)	(47,199)	(10,437)	—	(536,384)

Carrying amount at 30 June 2005	2,130,176	53,773	77,724	215,818	2,477,491

Note 9. Intangible assets

	2005 $	2004 $
Patents and Licences – at cost	1,591,325	1,557,074
Less: Accumulated amortisation	(484,912)	(395,165)

	1,106,413	1,161,909

Note 10. Accounts payable

	2005 $	2004 $
Current
Trade creditors	757,214	245,190
Other creditors and accruals	1,529,697	1,202,620

	2,286,911	1,447,810

23

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 11. Other liabilities

	2005 $	2004 $
Current
Deferred government research grants	55,481	23,223

Note 12. Provisions

	2005 $	2004 $
Non–current
Employee entitlements	26,319	9,756

	2005 $	2004 $
Employee entitlements
Annual leave included in other creditors and accruals	199,414	98,810
Provision for long service leave included in non-current employee entitlements	26,319	9,756

	225,733	108,566

	Numbers
	2005	2004
Employee Numbers
Employees and full time contractors at end of the financial year	41	28

24	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 13. Shareholders’ equity

	Notes	2005 $	2004 $
(a) Contributed equity
134,770,092 ordinary shares (2004: 108,016,000)	b	54,716,220	35,695,368

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

	Number of shares	$
(b) Movements in ordinary shares
Opening balance at 1 July 2003	1,400,000	1,400,000
Split of existing shares	9,800,000	—
Conversion of ‘A’ and ‘B’ converting preference shares	46,816,000	11,404,529
Shares issued – initial public offering at $0.50 each	50,000,000	25,000,000
Transaction costs on share issues	—	(2,109,161)

Balance at 1 July 2004	108,016,000	35,695,368
Shares issued – private placement at $0.75 each	22,000,000	16,500,000
Shares issued – share purchase plan at $0.75 each	4,362,092	3,271,569
Shares issued – exercise of employee options	392,000	62,500
Transaction costs on share issues	—	(813,217)

Ordinary shares at the end of the financial year	134,770,092	54,716,220

(c)	Option plan

Information regarding the employee option plan is set out in Note 20.

	2005 $	2004 $
(d) Accumulated losses
Accumulated losses at the beginning of the financial year	(8,915,137)	(2,914,468)
Net profit / (loss)	(10,232,357)	(6,000,669)

Accumulated losses at the end of the financial year	(19,147,494)	(8,915,137)

Note 14. Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

25

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 15. Auditor’s remuneration

	2005 $	2004 $
Amounts received, or due and receivable by the auditors of the company for:
Audit of the company’s accounts	78,000	40,100
Other assurance services:
Audit of government research grant claims	3,000	4,090
Audit of Form 20-F, lodged with the United States Securities and Exchange
Commission in relation to the listing of the company on NASDAQ	425,918	—
Advisory services:
Investigating accountant’s report in prospectus for initial public offering	—	55,000
Other advisory services	—	6,500

	506,918	105,690

Note 16. Director and executive disclosures

Directors

The following persons were directors of Pharmaxis Ltd during the financial year:

Chairman – non-executive

Denis Michael Hanley

Executive directors

Alan Duncan Robertson, Managing Director and Chief Executive Officer

Brett Charlton, Medical Director

Non-executive directors

Brigitte Helen Smith

Charles Peter Hunt Kiefel

Carmel Judith Hillyard

Malcolm John McComas

Executives (other than directors) with the greatest authority for strategic direction and management

The company had five executives with authority for the strategic direction and management of the company (‘specified executives’) during the financial year:

Name	Position

William Butler Cowden	Chief Scientific Officer

John Francis Crapper	Chief Operations Officer

David Morris McGarvey	Chief Financial Officer and Company Secretary

Gary Jonathan Phillips	Commercial Director

Ian Alexander McDonald	Chief Technical Officer, appointed 4 April 2005

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

As a company building an international pharmaceutical business, Pharmaxis requires a Board and senior management team that have both the technical capability and relevant experience to execute the company’s business plan. The directors consider options a key tool in attracting the required talented individuals to the Board and management team while staying within the fiscal constraints of a growing company.

26	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Director and executive remuneration includes a mix of short and long-term components. Remuneration of executive directors and other executives include a meaningful proportion that varies with individual performance. Cash bonuses and the vesting of certain options are subject to performance assessment by the Remuneration and Nomination Committee. Performance targets in the main relate to objectives and milestones assigned to individual executives from the company’s annual business plan. Individual performance targets are agreed by the Remuneration and Nomination Committee and the full board each year. Annual performance of each executive is reviewed by the Remuneration and Nomination Committee each year.

As non-executive directors assess individual and company performance, their remuneration does not have a variable performance related component.

Non-executive directors

Non-executive directors’ fees (including statutory superannuation) are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The pool currently stands at a maximum of $300,000 in total. The amount paid to non-executive directors in 2005 was $190,687.

Fees and payments to non-executive directors reflect the demands that are made on, and the responsibilities of, the directors. Non-executive directors’ fees and payments are reviewed annually by the Remuneration and Nomination Committee of the Board. There are four components to the fees:

•	a base fee, currently $55,375 for the chairman and $27,156 for other non-executive directors

•	an additional flat annual fee for non-executive directors serving on committees, currently $5,000

•	statutory superannuation for the independent non-executive directors, currently 9%

•	options under the Pharmaxis Ltd Employee Option Plan. Options vest over approximately four years from grant date.

Note that options are not granted to BH Smith or CJ Hillyard who are principals of their respective venture capital firms that manage funds which are significant shareholders of the company.

Retirement allowances for directors

Termination payments apply only to executive directors, as discussed below.

Executive directors and other senior executives:

There are four components to executive remuneration:

•	a base salary paid in cash or packaged at the executive’s discretion within FBT guidelines as a total cost package

•	statutory superannuation up to 9%

•	a variable incentive component payable annually dependent upon achievement of performance targets set and approved by the Remuneration and Nomination Committee

•	options under the Pharmaxis Employee Option Plan. Options typically vest over a four-year time frame. For options granted after 1 January 2003, the number of an individual executive’s options vesting is subject to achievement of the performance targets set and approved by the Remuneration and Nomination Committee. The committee may approve the vesting of all or only a portion of the relevant options. Founder options were granted in 2003 to the founding scientists – WB Cowden and B Charlton. These options vested at 30 June 2004. Sign-on options were granted to DM McGarvey in 2003, JF Crapper and GJ Phillips in 2004 and IA McDonald in 2005. Sign-on options vest completely on the first anniversary of the executive commencing employment with the company.

Base pay for senior executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion.

Termination payments

Termination payments apply only to executive directors and senior management. The employment contracts for each of the above listed executive directors and executives can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to perform or carry out their employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination.

27

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Directors of Pharmaxis Ltd

2005	Primary		Super- annuation $	Equity	Total $
Name	Cash salary and fees $	Cash incentive $		Options $
Denis Michael Hanley	57,500	—	5,175	13,209	75,884
Alan Duncan Robertson	194,750	68,000	15,750	31,702	310,202
Brett Charlton	160,750	36,000	11,700	15,851	224,301
Brigitte Helen Smith	30,625	—	—	—	30,625
Charles Peter Hunt Kiefel	30,625	—	2,756	8,634	42,015
Carmel Judith Hillyard	30,625	—	—	—	30,625
Malcolm John McComas	30,625	—	2,756	9,135	42,516

Total	535,500	104,000	38,137	78,531	756,168

2004	Primary			Super- annuation $	Equity
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $		Options $	Total $
Denis Michael Hanley	53,750	—	—	4,838	28,017	86,605
Alan Duncan Robertson	182,500	50,000	72,000	15,750	67,240	387,490
Brett Charlton	133,250	30,000	36,000	11,700	33,620	244,570
Brigitte Helen Smith	15,313	—	—	—	—	15,313
Charles Peter Hunt Kiefel	27,813	—	—	2,503	16,038	46,354
Carmel Judith Hillyard	15,313	—	—	—	—	15,313
Malcolm John McComas	27,813	—	—	2,503	17,465	47,781
William Butler Cowden (alternate for Brett Charlton; resigned 22 September 2003)	30,582	30,000	—	2,685	7,716	70,983
Geoffrey Edward
Duncan Brooke (alternate for Brigitte Smith; resigned 22 September 2003)	—	—	—	—	—	—
Mark Andrew Morrisson (alternate for Carmel Hillyard; resigned 22 September 2003)	—	—	—	—	—	—

Total	486,334	110,000	108,000	39,979	170,096	914,409

(1)	Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

28	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Specified executives of the company

2005	Primary		Super- annuation $	Equity	Total $
Name	Cash salary and fees $	Cash incentive $		Options $
William Butler Cowden	139,913	20,000	11,700	15,851	187,464
John Francis Crapper	182,963	22,500	15,300	21,853	242,616
Ian Alexander McDonald	42,628	—	3,837	10,187	56,652
David Morris McGarvey	193,722	40,000	16,200	15,851	265,773
Gary Jonathan Phillips	189,625	36,000	16,650	41,413	283,688

Total	748,851	118,500	63,687	105,155	1,036,193

2004	Primary			Super- annuation $	Equity	Total $
Name	Cash salary and fees $	Cash incentive 2003(1) $	Cash incentive 2004(1) $		Options $
William Butler Cowden (alternate director until 22 September 2003)	102,668	—	12,000	9,015	25,904	149,587
John Francis Crapper	174,250	—	22,500	15,300	122,713	334,763
David Morris McGarvey	184,496	10,000	40,000	16,200	94,759	345,455
Gary Jonathan Phillips (appointed 1 December 2003)	107,917	—	23,320	9,713	54,782	195,732

Total	569,331	10,000	97,820	50,228	298,158	1,025,537

(1)	Cash incentives in respect of the 2003 financial year were approved by the Remuneration Committee and paid in August 2004. Cash incentives in respect of the 2004 financial year were approved by the Remuneration and Nomination Committee and paid in June 2004.

29

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer, Medical Director and the specified executives are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash incentives and participation, when eligible, in the Pharmaxis Ltd Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Alan Duncan Robertson, Managing Director & Chief Executive Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $220,000, superannuation of $19,800 and a bonus potential of $100,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Brett Charlton, Medical Director

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $185,000, superannuation of $16,650 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

William Butler Cowden, Chief Scientific Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $143,500, superannuation of $12,915 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

John Francis Crapper, Chief Operations Officer

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $187,500, superannuation of $16,875 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

30	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Ian Alexander McDonald, Chief Technical Officer, appointed 4 April 2005

•	Term of agreement – 30 June 2008.

•	Effective 1 April 2005, a base salary of $175,000, superannuation of $15,750 and a bonus potential of $25,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

David Morris McGarvey, Chief Financial Officer and Company Secretary

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $198,500, superannuation of $17,865 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

Gary Jonathan Phillips, Commercial Director

•	Term of agreement – 30 June 2008.

•	Effective 1 July 2005, a base salary of $194,500, superannuation of $17,505 and a bonus potential of $40,000. The base salary and bonus potential are reviewed annually by the Remuneration and Nomination Committee.

•	The employment can be terminated immediately by the company for serious misconduct, with one months notice if the employee becomes mentally or physically unfit to carry out or perform his employment, with two months notice on the grounds of redundancy, and with three months notice without cause. No additional payments apply on termination other than accrued annual leave.

31

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Share-based compensation – options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

Grant date	Expiry date	Exercise price	Value per option at grant date	Number of options granted	Number of option grantees	Date exercisable
12 May 2003	30 June 2012	$0.3125	$0.1679	2,400,000	4	25% at each of 30 June 2003, 2004, 2005 and 2006, subject to Remuneration and Nomination Committee annual approval. Directors’ options subject to ASX escrow until 10 November 2005.

12 May 2003	30 June 2012	$0.3125	$0.1679	400,000	1	25% at each of 30 June 2003, 2004, 2005 and 2006. Subject to ASX escrow until 10 November 2005.

12 May 2003	30 June 2012	$0.3125	$0.1679	480,000	1	1 December 2003 (sign-on options)

12 May 2003	30 June 2012	$0.3125	$0.1679	960,000	2	30 June 2003. Subject to ASX escrow until 10 November 2005.

1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.

1 July 2003	30 June 2013	$0.3125	$0.1681	480,000	1	1 July 2004 (sign-on options)

4 July 2003	3 July 2013	$0.3125	$0.1681	200,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007. Options issued to directors are also subject to ASX escrow until 10 November 2005.

9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	25% at each of 30 June 2004, 2005, 2006 and 2007, subject to Remuneration and Nomination Committee annual approval.

9 December 2003	30 November 2013	$0.3760	$0.2184	250,000	1	30 November 2004 (sign-on options)

12 May 2005	11 May 2015	$1.147	$0.6228	50,000	1	3 April 2006 (sign-on options)
12 May 2005	11 May 2015	$1.147	$0.6228	150,000	1	25% at each of 30 June 2006, 2007, 2008 and 2009, subject to Remuneration and Nomination Committee annual approval.

Options are granted under the Pharmaxis Ltd Employee Option Plan. Further information on the options is set out in note 20.

32	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Equity instrument disclosures relating to directors and executives

Options provided as remuneration

Details of options over ordinary shares in the company provided during the year as remuneration to each director of Pharmaxis Ltd and each of the specified executives of the company are set out below. When exercisable, each option is convertible into one ordinary share of Pharmaxis Ltd. Further information on the options is set out in note 20.

Name	Number of options granted during the year	Number of options vested during the year
Directors of Pharmaxis Ltd
Nil	—	—
Specified executives of the company
Ian Alexander McDonald	200,000	—

The assessed fair value at grant date of options granted to directors and specified executives is allocated equally over the period from grant date to vesting date, and the allocated annual amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options

Nil

Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below.

Name	Balance at the start of the year	Granted during the year as remuneration	Exercised during the year	Other changes during the year	Balance at the end of the year	Balance vested and exercisable at the end of the year(1)
Directors of Pharmaxis Ltd
DM Hanley	1,040,000	—	—	—	1,040,000	—
AD Robertson	2,080,000	—	—	—	2,080,000	—
B Charlton	1,600,000	—	—	—	1,600,000	—
CPH Kiefel	200,000	—	—	—	200,000	—
MJ McComas	200,000	—	—	—	200,000	—
Specified executives of the company
WB Cowden	1,600,000	—	—	—	1,600,000	—
JF Crapper	960,000	—	—	—	960,000	720,000
IA McDonald	—	200,000	—	—	200,000	—
DM McGarvey	960,000	—	—	—	960,000	840,000
GJ Phillips	500,000	—	—	—	500,000	375,000

(1)	Options granted to directors and WB Cowden are escrowed by the ASX until 10 November 2005.

33

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

Share holdings

The numbers of shares in the company held during the financial year by each director of Pharmaxis Ltd and each of the specified executives of the company, including their personally-related entities, are set out below. (Related entities means, in relation to a particular individual, the relatives of the individual, the spouses of the relatives and any other entity under the joint or several control or significant influence of the individual, relatives of the individual or spouses of relatives).

Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Pharmaxis Ltd
Ordinary shares
DM Hanley	600,000	—	177,989	777,989
AD Robertson	100,000	—	—	100,000
B Charlton	50,000	—	9,332	59,332
CPH Kiefel	500,000	—	(150,000)	350,000
MJ McComas	100,000	—	85,996	185,996
B H Smith(1)	—	—	—	—
C J Hillyard(2)	—	—	—	—
Specified executives of the company
Ordinary shares
WB Cowden	—	—	—	—
JF Crapper	72,000	—	—	72,000
IA McDonald	—	—	—	—
DM McGarvey	45,000	—	—	45,000
GJ Phillips	20,000	—	6,664	26,664

(1)	BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees as trustee of The Australian Bioscience Trust, holds 16,040,200 shares at 30 June 2005. GBS Venture Partners Ltd as trustee and manager of Bioscience Venture II, holds 8,384,800 shares at 30 June 2005.

(2)	CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3 holds 11,189,044 shares at 30 June 2005. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P. holds 3,635,956 shares at 30 June 2005.

Loans to directors and executives

Nil

Other transactions with directors and specified executives

Directors of Pharmaxis Ltd

Amount of other transactions with directors of Pharmaxis Ltd:

	2005 $	2004 $
Amounts recognised as share issue expense:
Firm commitment and naming fee	—	45,000

34	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 16. Director and executive disclosures (cont’d)

The Principals Funds Management Pty Ltd, a vehicle associated with DM Hanley and CPH Kiefel, was paid a fee of $45,000 by Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering.

BH Smith is associated with GBS Venture Partners Ltd, The Australian Bioscience Trust and Bioscience Ventures II. Perpetual Trustees Nominees, as trustee of The Australian Bioscience Trust, received 45,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. GBS Venture Partners Ltd, as trustee and manager of Bioscience Venture II, received 180,000 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

CJ Hillyard is associated with CM Capital Investments Pty Ltd, CM Capital Investment Trust No 3, CIBC Australia Fund LLC and the Australia Venture Capital Fund L.P. CM Capital Investments Pty Ltd, as trustee of the CM Capital Investment Trust No 3, received 171,777 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003. CIBC Australia Fund LLC, as general partner of the Australia Venture Capital Fund L.P., received 53,223 shares from Wilson HTM Corporate Finance Ltd, the underwriter and lead manager of the Pharmaxis initial public offering, as consideration for a firm commitment to subscribe for shares in the initial public offering in November 2003.

Specified executives of the company

None

Note 17. Commitments for expenditure

	2005 $	2004 $
Capital commitments
Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	422,740	34,346
Lease commitments
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Payable no later than one year	321,818	345,926
Payable later than one year, not later than five years	—	349,452

Other commitments

The company has in place a number of contracts with consultants and contract research organisations in relation to its research and development activities. The terms of these contracts are for relatively short periods of time and allow for the contracts to be terminated with relatively short notice periods. The actual committed expenditure arising under these contracts is therefore not material.

35

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 18. Reconciliation loss from ordinary activities after income tax to net cash inflow from operating activities

	2005 $	2004 $
Cash in the cash flow statement is reconciled to the related items in the balance sheet as follows:
Cash and bank balances	934,778	1,117,532
Bank accepted commercial bills	32,454,645	24,099,491

	33,389,423	25,217,023

Reconciliation of net cash flows from operating activities to operating loss after income tax
Profit/(loss) from ordinary activities after income tax	(10,232,357)	(6,000,669)
Depreciation and amortisation	626,131	489,808
Increase in income taxes payable	—	—
Changes in assets and liabilities:
(Increase)/decrease in inventories	—	—
(Increase)/decrease in other debtors and prepayments	(553,936)	(1,376)
(Increase)/decrease in security deposits	(1,974)	(16,207)
(Decrease)/increase in trade and other creditors and employee entitlements	887,922	876,294

Net cash outflows from operating activities	(9,274,214)	(4,652,150)

Note 19. Additional financial instruments disclosures

Net fair value of financial assets and liabilities

The directors consider the carrying amount of trade debtors, trade and other accounts payable and employee entitlements to approximate their net fair values.

Credit risk exposures

The company does not have any significant exposure to major concentrations of credit risk.

Interest risk exposures

All financial instruments are non interest bearing except for cash at bank, cash on deposit and bank accepted commercial bills.

Note 20. Employee option plan

The Pharmaxis Employee Option Plan (‘EOP’) was approved by shareholders in 1999 and amended by shareholders in June 2003. The maximum number of options available to be issued under the EOP is 15% of total issued shares including the EOP. All employees and directors are eligible to participate in the EOP, but do so at the invitation of the Board. The terms of option issues are determined by the Board. Options are generally granted for no consideration and vest equally over a four year period. For options granted after 1 January 2003 the annual vesting is subject to approval by the Remuneration and Nomination Committee of the Board. The Committee gives its approval for vesting based on the achievement of individual employee’s personal annual objectives.

Options granted under the EOP carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.

The exercise price is set by the Board. Before the company listed on the Australian Stock Exchange in November 2003, the Board set the exercise price based on its assessment of the market value of the underlying shares at the time of grant. Since listing the exercise price is set as the average closing price of Pharmaxis Ltd shares on the Australian Stock Exchange on the five business days prior to the grant of the options.

Set out below are details of options exercised during the year and number of shares issued to employees on the exercise of options. No options were exercised as at 30 June 2004.

36	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 20. Employee option plan (con’td)

Exercise date	Fair value of shares at issue date	Number
2 September 2004	$0.58	224,000
14 October 2004	$0.74	64,000
2 December 2004	$0.83	84,000
4 March 2005	$1.25	20,000

		392,000

The fair value of shares issued on the exercise of options is the closing price at which the company’s shares were traded on the Australian Stock Exchange on the day of the exercise of the options.

There were 8,792,250 vested options at 30 June 2005 (7,206,500 at 30 June 2004). A total of 6,720,000 options are escrowed and cannot be exercised until 10 November 2005 (of which 5,940,000 are vested at 30 June 2005).

Set out below are summaries of options granted under the plan.

Grant date	Expiry date	Exercise price	Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2005
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	—	—	2,400,000
1 July 2000	30 Jun 2010	$0.1250	384,000	—	224,000	—	160,000
1 Jan 2001	31 Dec 2010	$0.1250	96,000	—	96,000	—	—
1 Sept 2001	30 Aug 2011	$0.3125	640,000	—	—	—	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000
12 May 2003	30 Jun 2012	$0.3125	4,640,000	—	72,000	20,000	4,548,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000
12 May 2003	30 Apr 2013	$0.3125	216,000	—	—	—	216,000
1 July 2003	30 Jun 2013	$0.3125	960,000	—	—	—	960,000
4 July 2003	3 July 2013	$0.3125	200,000	—	—	—	200,000
9 Dec 2003	30 Nov 2013	$0.3760	500,000	—	—	—	500,000
25 Apr 2004	24 Apr 2014	$0.5080	60,000	—	—	30,000	30,000
4 Jun 2004	3 Jun 2014	$0.4260	15,000	—	—	—	15,000
2 Feb 2005	1 Feb 2015	$0.8340	—	275,000	—	—	275,000
12 May 2005	11 May 2015	$1.1470	—	330,000	—	—	330,000

			10,751,000	605,000	392,000	50,000	10,914,000

37

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 20. Employee option plan (con’td)

Grant date	Expiry date	Exercise price(1)	Balance at start of the year(1)	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year
Year ended 30 June 2004
1 Dec 1999	30 Nov 2009	$0.1250	2,400,000	—	—	—	2,400,000
1 July 2000	30 Jun 2010	$0.1250	384,000	—	—	—	384,000
1 Jan 2001	31 Dec 2010	$0.1250	96,000	—	—	—	96,000
1 Sept 2001	30 Aug 2011	$0.3125	640,000	—	—	—	640,000
2 Dec 2001	30 Nov 2011	$0.1250	160,000	—	—	—	160,000
12 May 2003	30 Jun 2012	$0.3125	4,640,000	—	—	—	4,640,000
12 May 2003	30 Nov 2012	$0.3125	480,000	—	—	—	480,000
12 May 2003	30 Apr 2013	$0.3125	224,000	—	—	8,000	216,000
1 July 2003	30 Jun 2013	$0.3125	—	960,000	—	—	960,000
4 July 2003	3 July 2013	$0.3125	—	200,000	—	—	200,000
9 Dec 2003	30 Nov 2013	$0.3760	—	500,000	—	—	500,000
25 Apr 2004	24 Apr 2014	$0.5080	—	75,000	—	15,000	60,000
4 Jun 2004	3 Jun 2014	$0.4260	—	15,000	—	—	15,000

			9,024,000	1,750,000	—	23,000	10,751,000

(1)	Opening balances, exercise prices and comparative year option information have been restated to reflect the 8 for 1 share split that occurred prior to the company’s initial public offering.

Note 21. Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

(a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

(b)	upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 30 June 2005 was $4,200,979.

The company’s bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

38	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 22. Subsequent events

On 20 July 2005 the company announced that the United States Food and Drug Administration had expanded the orphan drug designation for the company’s product Bronchitol to include the indication of facilitating mucus clearance in patients with cystic fibrosis.

On 21 July 2005 the company announced it had received approval from Canada Health to commence its Phase II dose ranging clinical trial of Bronchitol in cystic fibrosis.

On 5 August 2005 the company issued 40,000 ordinary shares upon exercise of options granted under the Pharmaxis Employee Option Plan.

On 5 August 2005 the company announced that, subsequent to a review of employee and director performance for the year ended 30 June 2005, the directors had resolved to grant 954,500 options under the Pharmaxis Employee Option Plan. The terms of the option grants under the Plan are set out in Note 20. The exercise price was calculated at $1.79. Shareholder approval will be sought at the 2005 Annual Meeting for the grant of 335,000 of these options that are proposed to be granted to executive and independent directors.

On 23 August 2005 the company announced that it had listed on the United States NASDAQ National Market.

On 24 August 2005 the company advised the Australian Stock Exchange that 20,000 options granted under the Pharmaxis Employee Option Plan had lapsed consequent to an employee resignation.

Except for these items, no matter or circumstance has arisen since 30 June 2005 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years, or

(c)	the company’s state of affairs in future financial years.

Note 23. Earnings per share

	2005 Cents	2004 Cents
Basic and diluted earnings / (loss) per share	(8.3)	(6.6)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2005 Number	2004 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	123,933,133	91,349,333

Information concerning the classification of securities

Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share. Details relating to the options are set out in note 20.

Note 24. Impacts of adopting Australian equivalents to IFRS

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalent to IFRS are referred to hereafter as AIFRS. The adoption of AIFRS will be first reflected in the company’s financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

39

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee. The company’s transition plan is currently on schedule. An analysis of all of the AIFRS has identified the accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. These choices have been analysed to determine the most appropriate accounting policy for the company.

The known or reliably estimable impacts on the financial report for the year ended 30 June 2005 had it been prepared using AIFRS are set out below. The expected financial effects of adopting AIFRS are shown for each line item in the statements of financial performance and statements of financial position, with descriptions of the differences. No material impacts are expected in relation to the statements of cash flows.

Although the adjustments disclosed in this note are based on management’s best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the AASB and the IASB. Therefore, until the company prepares its first full AIFRS financial statements, the possibility cannot be excluded that the accompanying disclosures may have to be adjusted.

Impact on the statement of financial performance for the year ended 30 June 2005

	Notes	Existing GAAP $	Effect of Change $	AIFRS $
Revenue from sale of goods		—	—	—
Cost of sales		—	—	—

Gross profit		—	—	—

Other revenues from ordinary activities	b	2,874,140	47,862	2,922,002
Other expenses from ordinary activities
Research & development expenses	a	(9,154,524)	(115,064)	(9,269,588)
Commercial expenses	a	(847,091)	(116,195)	(963,286)
Administration expenses	a	(3,104,882)	(29,259)	(3,134,141)

Profit / (loss) from ordinary activities before related income tax expense		(10,232,357)	(212,656)	(10,445,013)
Income tax expense / (credit)		—	—	—

Net profit / (loss)		(10,232,357)	(212,656)	(10,445,013)

Earnings per share		Cents		Cents
Basic and diluted earnings / (loss) per share		(8.3)		(8.4)

40	Pharmaxis Financial Statements: 2005

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Impact on the statement of financial position as at 30 June 2005

	Notes	Existing GAAP $	Effect of Change $	AIFRS $
Current Assets
Cash and bank balances		934,778	—	934,778
Other financial assets		32,454,645	—	32,454,645
Other		702,129	—	702,129

Total Current Assets		34,091,552	—	34,091,552

Non-Current Assets
Plant and equipment		2,477,491	—	2,477,491
Intangible assets		1,106,413	—	1,106,413
Other		261,981	—	261,981

Total Non-Current Assets		3,845,885	—	3,845,885

Total Assets		37,937,437	—	37,937,437

Current Liabilities
Accounts payable		2,286,911	—	2,286,911
Other liabilities	b	55,481	101,309	156,790

Total Current Liabilities		2,342,392	101,309	2,443,701

Non-Current Liabilities
Provisions		26,319	—	26,319

Total Non-Current Liabilities		26,319	—	26,319

Total Liabilities		2,368,711	101,309	2,470,020

Net Assets		35,568,726	(101,309)	35,467,417

Shareholders’ Equity
Share capital		54,716,220	—	54,716,220
Reserves	a	—	1,397,460	1,397,460
Accumulated losses	a	(19,147,494)	(1,397,460)	(20,646,263)
	b		(101,309)

Total Shareholders’ Equity		35,568,726	(101,309)	35,467,417

41

Notes to and forming part of the Financial Statements

For the year ended 30 June 2005

Note 24. Impacts of adopting Australian equivalents to IFRS (cont’d)

Notes explaining the impacts on the statement of financial performance and statement of financial position

(a)	Equity-based compensation benefits

Under AASB 2 Share-based Payment, the company is required to recognise an expense for those options that were issued to employees under the Pharmaxis Employee Option Plan.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, accumulated losses at 30 June 2005 would have been $1,397,460 higher, with a corresponding increase in the share-based payment reserve. For the year ended 30 June 2005, research and development expenses, commercial expenses and administration expenses would have been $115,064, $116,195 and $29,259 higher respectively, with a corresponding increase in the share-based payment reserve.

(b)	Government grants

Under AIFRS, government grants for plant and equipment are recognised as deferred income and amortized into other revenue from ordinary activities over the life of the related plant and equipment.

This will result in a change to the current accounting policy, under which all government grants are recognised as other revenue from ordinary activities.

If the policy required by AASB 120 had been applied during the year ended 30 June 2005, other revenue from other activities would have been higher by $47,862; deferred income would have been higher by $101,309; and accumulated losses would have been higher by $101,309.

(c)	Income tax

Under Australian standard AASB 112 Income Taxes, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method; items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

42	Pharmaxis Financial Statements: 2005

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 15 to 42 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the company’s financial position as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Alan D Robertson
Director

Sydney

30th August 2005

43

Independent Auditor’s Report

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Independent audit report to the members of

Pharmaxis Ltd

Audit opinion

In our opinion, the financial report of Pharmaxis Ltd:

•	gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Pharmaxis Ltd as at 30 June 2005, and of its performance for the year ended on that date, and

•	is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Pharmaxis Ltd (the Company), for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website. http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

44	Pharmaxis Financial Statements: 2005

Independent Auditor’s Report

fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act, 2001.

PricewaterhouseCoopers

WHB Seaton	Sydney
Partner	30 August 2005

Liability is limited by the Accountant’s Scheme under the Professional Standards Act 1994 (NSW)

45